Exhibit 99.2

DRAFT AMENDMENT OF THE

REMUNERATION POLICY

MYT NETHERLANDS PARENT B.V.

(as amended on January 8, 2021 and October 27, 2022)

A. Management Board

§ 1

Introduction

As adopted by the general meeting of shareholders of MYT Netherlands Parent B.V. (the “Company”) on December 17, 2020 and amended on January 8, 2021, the following remuneration policy (the “Policy”) for the board of managing directors of the Company (the “Management Board”) shall apply effective as of October 27, 2022.

Within the framework of this Policy, the Nominating, Governance and Compensation Committee shall advise the supervisory board of the Company (“Supervisory Board”) regarding the Policy and principles as well as the individual remuneration of the members of the Management Board. When determining the remuneration of the members of the Management Board, the Supervisory Board may also obtain the views of the individual members of the Management Board.

The Policy complies with relevant laws and the Dutch Corporate Governance Code by applying the required standards. When applying the Policy, the Supervisory Board shall analyze the possible outcome of variable remuneration elements under different scenarios and consider how each scenario may affect the total remuneration of the Management Board members. In this respect, the Supervisory Board shall analyze different scenarios and consider the effects on the development of the underlying share price of the Company’s shares for purposes of formulating the individual remuneration of the members of the Management Board.

The Policy may be amended at any time by the general meeting of shareholders upon a proposal of the Supervisory Board, subject to applicable law.

§ 2

Policy Goals for Management Board Remuneration

This Policy aims to attract, retain and reward highly qualified members of the Management Board with the required background, skills and experience to implement the long-term strategy of the Company and to deliver sustainable performance in line with the strategy, purpose and values of the Company.

The Supervisory Board may take into account the following matters when formulating remuneration of the Management Board members pursuant to this Policy:

a)	scenario analyses carried out in advance;
b)	the pay ratio of members of the Management Board to employee remuneration within the Company and its affiliated enterprises;
c)	the value of the shares of the Company;
d)	an appropriate ratio between the variable and fixed remuneration components;
e)	the financial and non-financial performance indicators relevant to the Company’s long-term strategy;

f)	the size and complexity of the Company; and
g)	relevant market information such as industry standards and peer group data. To this effect, the Supervisory Board may perform a benchmark against other companies of comparable size, complexity and scope.

§ 3
Total Remuneration

The Policy seeks to compensate members of the Management Board with market competitive levels of remuneration taking into account all elements of the remuneration package. When setting and reviewing remuneration levels, the Supervisory Board shall consider, among other things, the scope of responsibility and experience of the members of the Management Board and factors affecting the industry in which the Company competes. Members of the Management Board are eligible to receive a remuneration package consisting of:

a)	Annual gross base salary;
b)	Performance-related annual short-term cash incentives;
c)	Performance-related long-term incentives;
d)	Transaction-related incentives; and
e)	Other benefits.

The Supervisory Board will decide the ratio of the fixed element of compensation (annual gross base salary) to the variable elements of compensation (performance-related annual short-term cash incentives and performance-related long-term incentives), taking into account the Dutch Corporate Governance Code.

§ 4

Annual Gross Base Salary

The Supervisory Board will determine each Management Board member’s annual gross base salary for his or her full term of appointment as a Management Board member; however, on an annual basis, the Supervisory Board will review each Management Board member’s annual gross base salary and may adjust the annual gross base salary in its sole discretion. The Supervisory Board is under no obligation to increase any Management Board member’s annual gross base salary year over year.

§ 5

Short-Term Incentive

The goal of the performance-related annual short-term cash incentive is to reward the performance of the Management Board members based on the achievement of annual short-term objectives that are consistent with the Company’s long-term strategic objectives and economic value creation for the Company’s shareholders and other stakeholders.

Each year, the members of the Management Board are eligible to earn an annual short-term cash incentive based on the achievement of specific targets. These targets will be established annually by the Supervisory Board no later than 60 days after the beginning of the financial year to which the annual short-term cash incentive relates.

The annual short-term cash incentive for a given financial year will be paid in the following financial year, after the adopted annual accounts of the Company for the relevant financial year have been filed with the competent authorities. Individual and collective targets qualify as commercially sensitive information and, as such, the Company will not disclose these targets except as may be required under applicable law or the rules and regulations of the relevant listing exchange.

The Supervisory Board has the authority to adjust any annual short-term cash incentive payout if changed circumstances have arisen during the performance period, such as a change in economic and business conditions, a significant acquisition or disposition or a change in business strategy.

§ 6

Long-Term Incentive

The goals of the Company’s performance-related long-term incentives (the “LTI”) are to encourage long-term economic and shareholder value creation, to align the interests of the Management Board with those of the shareholders and to ensure retention of the members of the Management Board.

The terms and conditions of the LTI shall be subject to the Company’s 2020 Omnibus Incentive Compensation Plan (“LTI Plan”) as in effect from time to time, and award agreements to be entered into between the Company and the Management Board members.

The LTI Plan consists of (a) share options, (b) share appreciation rights, (c) restricted shares, (d) restricted share units, (e) dividend equivalent rights and (f) performance-based or other equity-based or equity-related awards, which may take the form of cash-based or share-based awards, including phantom equity awards (collectively “LTI Awards”).

The number, terms and frequency of periodic LTI Awards granted to the members of the Management Board will be determined by the Supervisory Board. Market levels, as well as company-specific circumstances, will be taken into account in determining the appropriate number, terms and frequency for LTI Awards granted to the members of the Management Board. Without limitation of the foregoing, in connection with an initial public offering (the “IPO”) of ordinary shares, or American Depositary Shares in respect thereof, of the Company, the Supervisory Board may award up to 9.75% of the outstanding share capital of the Company, to be effective upon final completion of the IPO, to members of the Management Board and employees of the Company and its subsidiaries in the form of restoration awards and alignment awards in such form and on such terms as the Supervisory Board may determine. The Supervisory Board may delegate to the Management Board the authority to determine the recipients and amount of shares to be awarded as restoration awards and alignment awards to individual employees of the Company and its subsidiaries.

§ 7

Transaction-Related Incentives

The goals of the Company’s transaction-related incentives are to encourage transaction-specific economic and shareholder value creation, to align the interests of the Management Board with those of the shareholders and to ensure retention of the members of the Management Board.

Transaction-related incentives may be in the form of cash, shares, share options, share appreciation rights, restricted shares, restricted share units, dividend equivalent rights and performance-based or other equity-based awards. Transaction-related incentives may be awarded to members of the Management Board and employees of the Company and its subsidiaries and may include cash bonuses and celebratory share awards payable upon completion of transaction or other milestones. The Supervisory Board may determine the recipients, amount, terms and other conditions of transaction-related incentives and may delegate to the Management Board the authority to determine the recipients and amount of transaction-related incentives to be awarded to individual employees of the Company and its subsidiaries.

§ 8

Other Benefits

Members of the Management Board may receive a contribution towards pension and similar retirement benefits and other benefits, such as expense and relocation allowances, medical insurance, accident insurance, disability benefits, company car arrangements, in each case, as determined by the Supervisory Board.

§ 9

Loans

The Company shall not grant loans, advance payments or guarantees to the Management Board members.

B. Supervisory Board

§ 10

Introduction

As adopted by the general meeting of shareholders of the Company on December 17, 2020 and amended on January 8, 2021, the Policy for the Supervisory Board shall apply effective as of October 27, 2022 .

§ 11

Policy Goals for Supervisory Board Remuneration

This Policy aims to attract, retain and fairly remunerate Supervisory Board members with the required background, skills and experience to reflect the responsibilities of their role. The remuneration is based on fixed remuneration paid in cash and LTIs under the LTI Plan.

§ 12

Fixed Remuneration

The Supervisory Board members are entitled to the following fees, which shall be paid in cash:

Annual remuneration per function in the Supervisory Board	Fixed annual remuneration
Chairperson	EUR	90,000
Member	EUR	60,000

Additional annual remuneration per function in a committee	Fixed annual remuneration
Chair: Audit Committee	EUR	25,000
Member: Audit Committee	EUR	10,000
Chair: Compensation and Talent Committee	EUR	15,000
Member: Compensation and Talent Committee	EUR	10,000
Chair: Nominations, Governance and Sustainability Committee	EUR	10,000
Member: Nominations, Governance and Sustainability Committee	EUR	0

The remuneration is assessed against industry standards and peer group data. To this effect, the Supervisory Board may perform a benchmark against other companies of comparable size, complexity and scope. The Supervisory Board will present any proposed changes to the remuneration to the general meeting of shareholders for approval.

§ 13

Long-Term Incentive

The members of the Supervisory Board are entitled to receive LTI Awards as set forth in Section 6 hereof. The award agreement for LTIs to be granted to each Supervisory Board member shall be prepared by the Supervisory Board and is subject to approval of the general meeting of shareholders. All awards will be made in accordance with the terms and conditions of the LTI Plan and an award agreement to be entered into between the Company and the Supervisory Board member.

§ 14

Loans

The Company shall not grant loans, advance payments or guarantees to its Supervisory Board members.

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